GREAT PANTHER SILVER LIMITED

TECHNICAL REPORT ON THE
TOPIA MINE, STATE OF DURANGO,
MEXICO

NI 43-101 Report

Author:
David W. Rennie, P.Eng.

March 28, 2011
ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the Topia Mine, State of Durango, Mexico

Client Name & Address	Great Panther Silver Limited Suite 2100, 1177 West Hastings Street Vancouver, British Columbia V6E 2K3

Document Reference	Project # 1583	Status & Issue No.	Final Version

Issue Date	March 28, 2011

Lead Author	David W. Rennie	(Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Richard J. Lambert	(Signed)

Project Director Approval	(name)	(signature & date)

Report Distribution	Name	No. of Copies

Client

	RPA Filing	1 (project box)

Roscoe Postle Associates Inc.
1130 West Pender Street, Suite 388
Vancouver, British Columbia V6E 4A4
Canada
Tel: +1 604 602 6767
Fax: +1 604 602 0235
mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-5
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local Geology	7-1
Property Geology	7-3
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources	17-1
Mineral Reserves	17-21
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 DATE AND SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFIED PERSON	23-1
24 APPENDIX 1	24-1
List of Mineral Tenures	24-1

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25	APPENDIX 2	25- 1
	Sample Statistics	25- 1
26	APPENDIX 3	26- 1
	Mineral Resource Tables By Zone	26- 1
27	APPENDIX 4	27- 1
	Modeled Variogram Results	27- 1

LIST OF TABLES

PAGE

Table 1-1 Topia Mineral Resources - October 31, 2010	1-3
Table 1-2 Exploration Budget	1-4
Table 11-1 Diamond Drilling	11- 1
Table 17-1 Topia Mineral Resources - October 31, 2010	17- 2
Table 17-2 Topia Mineral Resources - 2007 - 2009	17- 3
Table 17-3 Changes To Mineral Resources	17- 4
Table 17-4 Zone Codes	17- 7
Table 17-5 Capping Levels	17-10
Table 17-6 2D Variogram Models	17-12
Table 17-7 Bulk Density	17-14
Table 17-8 Comparison of Sample and Block Grades	17-16
Table 19-1 Topia Mineral Resources - October 31, 2010	19- 1
Table 20-1 Exploration Budget	20- 2

LIST OF FIGURES

PAGE

Figure 4- 1 Location Map	4-2
Figure 4- 2 Property Tenures	4-3
Figure 7- 1 Regional Geology	7-2
Figure 7- 2 Property Geology	7-4
Figure 11- 1 Drill Plan	11- 3
Figure 16- 1 Mill Flow Sheet	16-3
Figure 17- 1 Cutting Curve For Silver – San Miguel Vein	17-9
Figure 17- 2 Example Longitudinal Projection – Argentina West	17-20

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LIST OF APPENDIX FIGURES & TABLES

PAGE

Table A 24- 1 List of Topia Mineral Tenures	24- 2
Table A 25- 1 Chip Sample Statistics - Silver	25- 2
Table A 25- 2 Chip Sample Statistics - Gold	25- 2
Table A25- 3 Chip Sample Statistics - Lead	25- 3
Table A 25- 4 Chip Sample Statistics - Zinc	25- 3
Table A 26- 1 Measured Mineral Resources	26- 2
Table A 26- 2 Indicated Mineral Resources	26- 3
Table A 26- 3 Inferred Mineral Resources	26- 4
Figure A 27-1 Correlogram For Ag X L – Horiz. Dir.	27- 2
Figure A 27-2 Correlogram For Ag X L – Vert. Dir	27- 2
Figure A 27-3 Correlogram For Au X L – Horiz. DIr	27- 3
Figure A 27-4 Correlogram For Au X L – Vert. DIr	27- 3
Figure A 27-5 Correlogram For Pb X L – Horiz. Dir.	27- 4
Figure A 27-6 Correlogram For Pb X L – Vert. Dir	27- 4
Figure A 27-7 Correlogram For Zn X L – Horiz. Dir.	27- 5
Figure A 27-8 Correlogram For Zn X L – Vert. Dir.	27- 5
Figure A 27-9 Correlogram For True Width – Horiz. Dir.	27- 6
Figure A 27-10 Correlogram For True Width – Vert. Dir	27- 6

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Great Panther Silver Limited (GPR) to prepare an estimate of Mineral Resources and an independent Technical Report on the Topia property (the Property), in Durango State, Mexico. The purpose of this Technical Report is to support GPR’s public disclosure related to the ongoing Topia mining and milling operations. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Scott Wilson RPA visited the Property on September 23 to 25, 2010.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a junior silver producing company with operating silver mines in Mexico. In addition to the Property, GPR owns and operates the Guanajuato silver mine and mill complex located in the Guanajuato, Mexico.

The Property encompasses several small underground silver-gold-lead-zinc mines along with a 200 tonnes per day (tpd) processing plant located in and around the town of Topia, Mexico. The deposits in the Topia area have been mined intermittently since the 16th century. GPR purchased the Property in 2005, refurbished and recommissioned the mill, rehabilitated underground workings, and resumed operations. GPR has carried out exploration and continues to explore the Property. At the time of the visit, the mill was operating seven days per week at a rate of 175 tpd, treating ores from GPR’s mines as well as from other independent operators.

Currently, the major assets and facilities associated with the Property are:

•

Measured and Indicated Mineral Resources estimated to contain 171,000 tonnes grading 864 g/t Ag, 1.56 g/t Au, 7.53% Pb, and 4.37% Zn plus Inferred Mineral Resources estimated to contain 285,000 tonnes grading 868 g/t Ag, 1.5 g/t Au, 6.5% Pb, and 3.7% Zn.

•	An underground mining operation producing approximately 135 tpd from up to fourteen mines on 11 separate veins using conventional and mechanized mining methods, including resuing.

•	The resource estimate has been prepared for seven of the 11 veins being exploited plus the La Prieta vein where a new development is planned.

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•

A flotation concentrator, which at the time of the site visit was operating at an average rate of approximately 175 tpd, to produce two separate concentrates: a silver-rich lead concentrate and a zinc concentrate. RPA has been informed that modifications have been made to the concentrator since the visit such that it is now capable of 275 tpd.

•	Extensive underground workings including adits for access, as well as raises, sub-levels, and ramps.

Mineral Resources have been estimated for the following zones:

•	Argentina

	o	Central

	o	East

	o	Footwall

	o	Santa Cruz

	o	West

•	Hormiguera (Cantarranas)

•	Don Benito

	o	La Dura North

	o	La Dura South

	o	La Dura West

•	La Prieta

•	Recompensa

•	El Rosario

•	San Gregorio

•	San Jorge

CONCLUSIONS

RPA has carried out an estimate of the Mineral Resources for the Topia property. The estimate is summarized in Table 1-1.

RPA concludes that:

  The sampling conducted by GPR is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples. RPA notes, however, that some channel sample widths are unreasonably low and that a practical minimum sampling width should be maintained.

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  Diamond drilling, logging, and core handling are being carried out in a reasonable fashion, consistent with industry best practice.

  Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal quality assurance/quality control (QA/QC) protocols and comparison with an external laboratory.

  Some of the duplicate results indicate that there may be biases for analyses in the lower grade ranges for gold and silver. The evidence is somewhat ambiguous, however, as it is not consistent between core and pulp duplicates. Continued monitoring of the laboratory, in accordance with current industry best practice guidelines, should be maintained.

  The sample database is observed to contain several errors of low severity. Improved validation is required for the data capture process.

  Appropriate safeguards are in place to ensure that the database is reasonably secure.

  The grade estimate for zinc is conservatively biased owing to a lack of assay data in many areas.

  There is potential for discovery of additional Mineral Resources at Topia through exploration and development.

TABLE 1-1 TOPIA MINERAL RESOURCES - OCTOBER 31, 2010
Great Panther Silver Limited - Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	57,700	825	1.67	7.57	4.97
Indicated	113,000	883	1.50	7.50	4.06

M & I	171,000	864	1.56	7.53	4.37

Inferred	285,000	868	1.5	6.5	3.7

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is David W. Rennie, P.Eng.
3.	Mineral Resources are estimated at an NSR cut-off of US$130/t.
4.	Mineral Resources are estimated using metal prices of US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn.
5.	A minimum mining width of 0.30 metres was used.
6.	Numbers may not add due to rounding.

RECOMMENDATIONS

RPA makes the following recommendations:

  GPR should continue mining operations at Topia.

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  Exploration should continue in order to expand the resource base.

  Assay QA/QC protocols should be maintained to ensure that the results produced by the Topia laboratory are accurate and unbiased. This should include regular and prompt review of QA/QC results. RPA notes that an independent review of the laboratory has been initiated and considers this to be good practice. RPA recommends that some level of independent monitoring be maintained.

  The data capture for the channel sampling should be standardized and validation protocols should be enhanced to reduce the number of errors in the database.

  A reasonable minimum sample width for the channels should be established and maintained.

RPA notes that GPR plans to continue surface drilling on a number of the vein systems at Topia. A total of 7,210 m in 55 holes are planned for the immediate Topia area, as well as 350 m of drilling in five holes at La Cuñita, which is a prospect located 15 km from Topia. A budget for this drilling is provided in Table 1-2 below. In RPA’s opinion, this work is warranted, and RPA recommends that it be carried out.

TABLE 1-2 EXPLORATION BUDGET
Great Panther Silver Limited - Topia Mine

Budget Item			Amount (US$)
Drilling	Topia	7,210 m @ $100/m	721,000
	La Cuñita	350 m @ $100/m	35,000

Geology		$25,000/mo @ 5 months	125,000

Assays		700 @ $15 ea	10,500

Supervision			10,000

Subtotal			901,500
Contingency (15%)			135,225
Total			1,036,725

Say			1,000,000

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TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Property is situated in and surrounding the town of Topia, Durango State, Mexico, approximately 235 km northwest of Durango and 100 km northeast of Culiacán. The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

LAND TENURE

The Property encompasses 53 contiguous concessions that cover approximately 6,258 ha in area. GPR holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR).

SITE INFRASTRUCTURE

The surface and underground infrastructure at the Property includes the following:

  Multiple adits from surface as well as ramps, raises, drifts, cross-cuts, and sub- levels

  Conventional and mechanized underground mining equipment

  Mine ventilation, dewatering, and compressed air facilities

  Mine, geology, processing, and administrative offices

  A nominal 275 tpd flotation concentrator with surface bins and crushing facilities

  A tailings impoundment facility

  Connection to the national grid for the supply of electric power

HISTORY

Mining was first reported in the area in 1538, and continued more or less continuously into the 20th century. Compania Minera Peñoles, S.A. (Peñoles) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were shut down due to low metal prices and labour pressures. Compania Minera de Canelas y Topia acquired and operated the mine until 1999. GPR acquired the Property in 2005, refurbished mill, rehabilitated the mines, conducted exploration programs, and resumed production.

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GEOLOGY

The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest-trending belt of Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The Property is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics. The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically. The northeast-trending faults are the principal host structures for precious and base metal mineralization.

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults. Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products.

MINERAL RESOURCES

The estimate was prepared using a combination of polygons and 2D block models. The block models comprised vertical 2D arrays of blocks measuring 2.5 m x 2.5 m in size, oriented roughly parallel to the strike of the veins. Values for accumulated metal for Ag, Au, Pb, and Zn, as well as true width were estimated into each block. The block grades were calculated by dividing the estimated accumulated metal “grade” by the estimated true width. Volumes were derived from the area of each block multiplied by the estimated width, and tonnages were calculated from the product of the volume and the estimated bulk density.

Resource “panels” were manually drawn on the longitudinal projections based on the sample grades, resource class, and the interpolated block grades. The panels were configured to encompass contiguous sections of material with net smelter return (NSR) values of US$130/t or greater. Panel grades were estimated by averaging the blocks within the panel outlines.

The effective date of the estimate is October 31, 2010.

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The Mineral Resources reside within 14 individual zones on eight separate vein systems located throughout the Topia area. These zones are listed below:

•	Argentina

	o	Central

	o	East

	o	Footwall

	o	Santa Cruz

	o	West

•	Hormiguera (Cantarranas)

•	Don Benito

	o	La Dura North

	o	La Dura South

	o	La Dura West

•	La Prieta

•	Recompensa

•	El Rosario

•	San Gregorio

•	San Jorge

The Mineral Resource estimate is summarized in Table 1-1. There are no Mineral Reserves estimates for the Topia property.

MINING OPERATIONS

For the narrower veins at Topia, mining is by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill. Drilling is done with jackleg drills and ore is typically hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances. Ore is hand sorted at the face to leave as much of the waste material as possible in the stope as backfill. From the muck passes the ore is pulled via manual chutes, loaded into small rail cars and hand trammed to a dump at the portal. At the surface ore dump, the ore may again be hand sorted to upgrade the ore before being transported to the processing plant..

In wider areas of the veins, mining is by mechanized cut and fill mining with small 2.0 yd3 load haul dump trucks (LHDs) for development and 1.0 yd3 and 0.7 yd3 LHDs for mucking in the stopes. Development access is via decline. Lifts in the mechanized cut

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and fill stope are taken with horizontal holes (breasting). Ore is hauled from the stope by LHD and then loaded into a truck for haulage to the mill.

MINERAL PROCESSING

The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulphide concentrates. At the date of the visit, the mill was operating at 175 tpd on GPR ore plus custom milling of ore from other mines in the district. The operation runs seven days a week, 24 hours per day, with Sunday day-shift reserved for maintenance. The average head grade processed by the mill from all of 2010 was 458 g/t Ag, 0.61 g/t Au, 3.0% Pb, and 3.9% Zn. The grade of lead concentrate was 8.0 kg/t Ag, 8.0 g/t Au, and 57.5% Pb, while the grade of zinc concentrate was 0.52 kg/t Ag and 52.9% Zn. Overall metal recoveries, determined from the metallurgical balance, were 92% for Ag, 80% for Au, 94% for Pb, and 92% for Zn in the two concentrates.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Robert Brown, P. Eng., Vice President Exploration of Great Panther Silver Limited (GPR), to prepare an estimate of Mineral Resources and an independent Technical Report on the Topia property (the Property), near Topia, Durango, Mexico. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

GPR is a Canadian-based mining and exploration company active in Mexico. The company has two mining and processing operations, the Topia silver-gold-lead-zinc property in west-central Durango State and the Guanajuato silver-gold mine in Guanajuato State. GPR also has the San Antonio gold-copper project in Chihuahua State, but is not actively exploring it at this time. Total metal production in 2010 from GPR’s operations was 1.53 million oz Ag, 7,216 oz Au, 1,092 t Pb, and 1,358 t Zn (GPR, personal communication, 2011). The Topia operation is the subject of this report.

The Topia mine and mill complex comprises several small-scale operating mines along with a conventional flotation concentrator. Mining in the district dates back to the early 16th century. GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs in narrow, near-vertical fissure veins, and comprises lead and zinc sulphides with accessory pyrite, in a gangue of predominately quartz, carbonates, and barite. In 2010, Topia produced 515,000 oz Ag, 597 oz Au, 1,092 t Pb, and 1,358 t Zn.

Ore is milled from several localities within GPR’s holdings in the area, as well as on a toll basis for an independent local operator. At the time of the visit to the operations, the plant was running at a rate of 175 tpd. RPA has been informed that modifications have been made to the plant such that it is now capable of 275 tpd. Mining is by conventional and mechanized cut and fill methods, and includes resuing in narrow sections. Ore is often hand sorted before shipment to the mill.

Currently, the major assets and facilities associated with the Topia operation are:

  Silver-gold- lead-zinc deposits within the known vein systems .

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  The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine workings and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings, and dry facilities.

  Facilities providing basic infrastructure to the mine, including electric power from the national power grid, heat, water supply from artesian springs, and sewage treatment.

  Underground infrastructure including drifts, sub-levels, ramps, raises, and mobile equipment fleet.

  Access by roads to the mill and tailings facility.

RPA has had no prior involvement with GPR or the Topia property. The author of this report is independent of GPR as defined by NI 43-101.

SOURCES OF INFORMATION

David W. Rennie, P.Eng., Principal Geologist with RPA, and R. Dennis Bergen, P.Eng., Associate Principal Mining Engineer with RPA, carried out a site visit on September 23 to 25, 2010. In writing this report, RPA has relied on information provided by GPR in the form of technical reports, production records, financial reports, land tenure documents, drawings, assays, and drilling data.

Discussions were held with personnel from GPR:

  Robert Brown, P. Eng., Vice President Exploration
  Charles Brown, Chief Operating Officer
  Craig Mackay, V.P. Technical Services
  Adrian Bray, P. Geo., Project Geologist
  Javier M. Ramirez, Topia General Manager
  Pedro Reyna Luna, Mine Superintendent
  Claudio Santiago Canseco, Topia Chief Mine Geologist
  Ramon Roberto Cruz Felix, Topia Laboratory Manager

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 21, References.

David Rennie is responsible for all sections of this report.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Great Panther Silver Limited (GPR). The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to RPA at the time of preparation of this report,

  Assumptions, conditions, and qualifications as set forth in this report, and

  Data, reports, and other information supplied by GPR and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by GPR. GPR provided a legal opinion on the land tenure. The mineral claims legal opinion was prepared by Jose Enrique Rodriguez del Bosque, RB Abogados, Mexico City, Mexico dated March 10, 2011 and addressed to KPMG, Vancouver, B.C., Canada and Great Panther Silver Ltd. This information is used in Section 4 of this technical report.

RPA has not researched property title or mineral rights for the Topia property and expresses no opinion as to the ownership status of the property.

RPA has relied on GPR for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Property is situated in and surrounding the town of Topia, Durango State, Mexico, approximately 235 km northwest of Durango and 100 km northeast of Culiacán (Figure 4-1). The Property encompasses 53 contiguous concessions that cover approximately 6,258 ha in area (Figure 4-2). The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

LAND TENURE

GPR holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). The concessions that comprise the GPR holdings at Topia are shown in Figure 4-2 and a list of the tenures is provided in Appendix 1. In February 2005, GPR exercised its option to acquire a 100% interest in the Topia exploitation concessions. Upon signing of the formal purchase agreement on June 30, 2005, GPR made payments totalling approximately US$540,000 to Minera de Canelas y Topia S.A. de C.V., the Vendor, and to two divisions of Compania Minera Peñoles, S.A. (Peñoles), these latter payments being part of the assumed debt. A further payment of US$300,000 was made to the Vendor in August 2006 and regular payments are made to Peñoles with each shipment of concentrate in order to pay down the debt. The balance (approximately US$1 million) of the US$2.65 million purchase price was paid out of the proceeds of production. In addition to the claims, the option to purchase agreement included the mill, buildings, offices, houses, and workers’ quarters, as well as some underground mining equipment and surface vehicles. There is no underlying royalty on the Property.

Environmental protection regulations in Mexico are described as similar to those in North America. Permits are required for new mine operations, specifically, in order to operate a concentration plant as well as for the hydraulic discharge of tailings and changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

All permits are in place for the Topia Mine operation. RPA has not reviewed the environmental permits at Topia, and have relied on information provided by GPR.

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4-2

TOPIA MINE
Guanacevi
Tepehuanes
Gómez Palacio
Culiacan
Santiago Papasquiaro
DURANGO
SINALOA
Canatlan
Durango
Guadalupe Victoria
El Salto
Gulf of California
N
Major Mineral Projects
United States
Sierra Madre Occidental
La Choya
La Herradura
Santa Gertrudis
El Boludo
Hermosillo
Dolores
Mulatos
Ocampo
Chihuahua
Alamo Dorado
El Sauzal
Topia Mine
Guadalupe y Calvo
Guanacevi
Torreon
Monterrey
La Cienaga
Velardena
Culiacan
Conception del Oro
Tayoltita
Durango
San Martin
Tocayos
Fresnillo
Gulf of Mexico
Monte del Favor
Guadalajara
San Martin
Real del Monte y Pachuca
Pacific Ocean
Manzanillo
Mexico City
Nukay
Belize
Guatemala
0 100 200 300 400 500
Metres
March 2011
Source: Great Panther Silver Limited., 2011.
RPA
www.rpacan.com

Figure 4-1

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Location Map

RPA

www.rpacan.com

Figure 4-2

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Property Tenures

El Canguro
El Condor
La Esperanza
F3
Don Rafael
F5
F4
F6
Ampl. Del Carmen
Argentina Norte
La Argentina
F1
Union Del Pueblo
Topia Dos
Nuevo Argentina y Carrizo
Prosperidad
Canta Ranas
F2
La Esperanza
F12
Unif. Ampl. El Salto
Topia Uno
La Jicara
F7
N
F10
Unif. Santa Edwiges
La Dura Y Anexis
Animas
Don Eduardo
Ampl. De Oliva
Don Enrique
Ampl. De Las Animas
F13
Arco Iris
Topia Uno
San Andres
La Colorado
El Vasco
F8
El Durangueño
Autralia
F9
La Prieta
Topia Dos
Topia Dos
Topia Dos
F11
Legend:
Topia Claims
Others

March 2011

Source: Great Panther Silver Limited., 2011.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Topia is situated in the Sierra Madre Mountains in the State of Durango, Mexico. Ground access is via 350 km of paved and gravel road from the city of Durango. Travel is north from Durango via Highway 23 to Santiago Papasquiaro, and west to Topia. Total travel time is reported to be eight hours. Small aircraft flights from Culiacán service the town of Topia on a daily basis.

CLIMATE

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 mm to 500 mm of rain may fall. The annual mean temperature is 16.8°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round uninterrupted by weather.

LOCAL RESOURCES

Topia is a relatively small town of approximately 3,500 people, however, many have worked in the mines and there is a good local source of labour. The town is serviced by road, air service, power grid, and telephone. There are restaurants, hotels, and medical services but no bank or ATMs. GPR maintains a satellite telecommunication system for telephone and the Internet. Water is available from numerous springs, streams, and adits.

INFRASTRUCTURE

The surface and underground infrastructure at the Topia Mine includes the following:

  Extensive underground workings

  Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels, and ramps

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  Mine ventilation, dewatering, and compressed air facilities

  Conventional and mechanized underground mining equipment

  Mine, geology, processing, and administrative offices

  A nominal 275 tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit

  A tailings storage facility

  Connection to the national grid for the supply of electric power

PHYSIOGRAPHY

The Topia area lies within the Sierra Madre Occidental, in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600 MASL up to over 2,000 MASL.

Vegetation consists of thickly intergrown bush, comprising mesquite, prickly pear, napal, and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry, and agriculture.

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6 HISTORY

The following was taken from a technical report by Orequest, dated November 2003.

Mining in the region predates European colonization, and was first reported in the Topia area in 1538. Orequest (2003) reports that the Spanish first visited the area in 1569, although the website http://www.e-local.gob.mx states that explorers had visited as early as 1532. The first mineral concessions were granted at Topia in the early 1600s. The village was twice destroyed by attacks from indigenous tribes: in 1616 by the Tepehuanos and in 1776 by the Cocoyames.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million (Loucks, 1988; quoted by Orequest, 2003). This is estimated to have been the equivalent of between 15 million and 30 million oz silver and 25 million to 50 million oz gold.

Peñoles acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were shut down due to low metal prices and labour difficulties. Mario Macias, then the mine manager for Peñoles, acquired the Topia property and formed Compania Minera de Canelas y Topia to carry on operations. Production for the period 1952 to 1999 totalled 15.4 million oz of silver and 18,500 oz of gold.

The Topia Mine was recently put back into production after a six year hiatus. Up until mid-March 2005, the mill was operating at roughly 25% capacity (50 tpd), processing ore grading 710 g/t Ag, 5.5% Pb, and 6.0% Zn from three levels of the 1522 area of the mine. During the second half of 2005, GPR refurbished and recommissioned the mill and has gradually increased the throughput at the plant to the current 275 tpd. Production from the Property mines (not including third party tolling) in 2010 was 38,281 tonnes with a head grade of 458 g/t Ag, 0.61g/t Au, 3.0% Pb, and 3.9% Zn.

During 2005 and up to present, many of the Property mines have been rehabilitated to re-access the Argentina, La Dura, El Rosario, San Gregorio, San Miguel, San Jorge,

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Veta Madre, Cantarranas, Animas, Oliva, and Recompensa veins and resample parts of the veins as part of a due diligence on sampling carried out by Peñoles. This resampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Since 2006, underground exploration and production channel samples have been collected by GPR from all stopes and development drifts. This work includes much new development along the San Gregorio, El Rosario, Cantarranas, Don Benito, and Recompensa veins. Exploration diamond drilling has been carried out on the various vein systems. This exploration and development work forms the foundation for the resource estimate presented in this report.

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7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest-trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21° N latitude. The belt measures roughly 1,200 km long by 200 km to 300 km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs in the order of one kilometre thickness. Later Basin and Range extensional tectonism related to the opening of the Gulf of California has resulted in block faulting, uplift, and erosion. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

LOCAL GEOLOGY

The Topia area is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics (Figure 7-1). The andesitic rocks are described as dark purple-grey augite andesite tuffs, agglomerates and flows, striking southeast and dipping at 25° to the southwest. This sequence has been divided into three members, which are, from oldest to youngest, the Santa Ana, El Carmen, and Los Hornos (Figure 7-1). Unconformably overlying these rocks is a 600 m thick carapace of flat-lying rhyolite flows and ignimbrites. These felsic rocks form high cliffs to the north of the town of Topia.

A granodiorite stock of Eocene age is exposed five kilometres southwest of Topia. It is accompanied by a propylitic aureole extending outwards for a distance of four kilometres, however, it is not considered to be related to the mineralization in the region. A smaller quartz monzonite intrusive body, measuring 50 m by 100 m, is situated near the Animas vein. This body is hypothesized to be related to a larger, deeper intrusion that is responsible for the epithermal mineralization.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 7-1

RPA
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Figure 7-1
Great Panther Silver Limited
Topia Mine
State of Durango, Mexico
Regional Geology
0 5 10 15 20
Kilometres
Legend:
Tr Rhyolite, Breccia, Ignimbrite
Tqm Quartz Monzonite Granodiorite
Ta Andesite and Dacite
Ps Sandstone, Volcano Sediments
Geological Contact
Mine or Prospect
Town or Village
Road
Boundary
N
GUANACEVI
RANCHO NUEVO
Rio Las Vuelta
Rio Del Valle
Rio Humaya
SIANORI
SAN BERNABE
TOPIA
CANELAS
R. Tamazula
March 2011
Source: Great Panther Silver Limited, 2011.

7-2

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The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults, one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically (Figures 7-1 and 7-2). The northeast-trending faults are the principal host structures for precious and base metal mineralization. The north-northwest-striking faults are observed to disrupt the vein-bearing structures and are sometimes host to post-mineral diabase and rhyolite dikes. These dikes are thought to be feeders to the overlying rhyolitic units.

PROPERTY GEOLOGY

The mineral deposits in the Topia camp are hosted in steeply dipping east-northeast-striking fault zones (Figure 7-2). These fault zones are typically narrow, ranging in width from centimetre- to decimetre-scale. The widest faults are in the Argentina system, where they are observed to be up to three metres wide and accompanied by gouge and intense clay alteration. They are broadly curvi-planar in shape both along strike and down dip, but more or less straight over short, stope-length distances.

Displacements across these structures are thought by mine geologists to be in the order of 50 m to 100 m, in a normal sense, with some rotational component. The faults branch and anastomose in a classic brittle fracture pattern commonly seen in narrow vein settings. Shoots pinch and swell along the trends, but the host structures themselves are observed to be very continuous. The main structures have been traced for as long as four kilometres.

The principal veins systems, from north to south, are the Argentina, Cantarranas/San Jorge, Madre, Don Benito/La Dura, El Ochenta, Animas, Recompensa/Oliva, San Gregorio, and El Rosario (Figure 7-2). GPR is currently carrying out or has recently carried out exploration and development work and is mining on most of these structures.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 7-3

RPA
www.rpacan.com

Legend:
Miocene to Recent
Alluvium
Rhyolite
Eocene to Oligocene
Rhyolite Dykes
Diabase Dykes
Late Cretaceous to early Tertiary Tuffs & Flows
Hornos Member
El Carmen Member
Santa Ana Member
Fault
Vein
Not Part of Topia Claim
Source:
Great Panther Silver Limited, 2011.
0
500
1000
1500
2000
Metres
March 2011
N
ARGENTINA
SANTA CRUZ
CANTARRANAS
SAN MIGUEL
MADRE
ANIMAS
Topia Townsite
OLIVA
CANTARRANAS
MADRE
DON BENITO
LA DURA
OLIVA
ANIMAS
RECOMPENSA
HIGUERAS
ROSARIO
AUSTRALIA
GREGORIO
PRIETA
DESIERTO

Figure 7-2

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Property Geology

7-4

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8 DEPOSIT TYPES

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults cutting andesitic flows, breccias, and pyroclastics. Deposits are usually characterized by multiple veins in areas measuring 10 km2 to 15 km2 with individual veins generally less than two metres in thickness but up to three to four kilometres in length.

Epithermal systems, as the name suggests, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres. These deposits are commonly formed during the later stages of igneous events and are derived from hydrothermal activity generated from intrusive bodies. Typically, epithermal vein mineralization is initiated several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems and a few million years after the intrusion of the closely associated plutonic rocks. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. Mineralization at Topia is reported to occur within a zone spanning 200 m to 300 m in elevation, which is consistent with the epithermal model. Geologists at Topia have, in many instances, been able to define the lower limit of mineralization, and this has been applied as a primary constraint to the Mineral Resource estimate.

The silver to gold ratio in these deposits is generally more than 300:1 and production from these deposit types averages about 500 g/t Ag.

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9 MINERALIZATION

Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products. Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. No definitive metal zoning has been discerned, but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few centimetres to three metres. They are very continuous along strike, with the main veins extending more than four kilometres. The Madre vein has been mined for 3.5 km and the Cantarranas vein, for 2.4 km. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

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10 EXPLORATION

Exploration work carried out at Topia by GPR has comprised diamond drilling, chip sampling, mapping, and underground development. Prior to exercising their option in 2005, GPR conducted a surface diamond drill program consisting of 7,437 m in 30 NQ-size (4.76 cm) holes. The program was carried out on five localities: Las Trancas (on the Cantarranas vein), Don Benito, Hormiguera, Argentina, and El Rosario (Figure 11-1).

Additional details on the drilling programs are provided in Section 11, Drilling of this report.

GPR carried out refurbishment and sampling of underground drifts through 2005 and 2006. A total of 779 samples were taken from the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins. The sampling was successful in confirming earlier sampling work carried out by Peñoles prior to GPR acquiring the Property.

In 2007, surface and underground drilling was conducted at Madre, Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, and Recompensa. Total drilling was reportedly 8,293.6 m of NQ core in 40 holes. Underground drift development was carried out on Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, Recompensa, and San Gregorio.

Drilling and underground development continued throughout 2008, with the completion of 80 m of drifting at San Gregorio and 55 m at El Rosario. GPR also conducted development along the Argentina vein, ramping down from the 1 level to the 2 level, and driving along the vein for approximately 200 m westward to the Victoria fault (western limit of mineralization). According to GPR, drilling in 2008 totalled 3,586.9 m of NQ and A-size (3.53 cm diameter) core in 35 holes.

Drift, sub-level, and raise development was carried out at San Gregorio, El Rosario, and Don Benito in 2009. Diamond drilling was conducted from surface and underground at Don Benito, Hormiguera, San Gregorio, and Recompensa. Forty-eight NQ and A core diamond holes totalling 3,825.9 m were drilled.

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For 2010, GPR planned on drilling 6,000 m to test the extent of the known veins at Recompensa, Cantarranas, La Prieta, Madre, San Gregorio, and El Rosario. As of the closure date of the database, a total of 10,210.3 m of drilling had been completed in 93 NQ and A core holes. By year-end, GPR had drilled 11,412.5 m in 109 holes.

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11 DRILLING

As previously stated in Section 10 of this report, GPR has been diamond drilling more or less continuously at Topia since 2004. Table 11-1 summarizes the drilling completed up to the close of the database on October 31, 2010. Drillhole target areas are shown in Figure 11-1.

TABLE 11-1 DIAMOND DRILLING
Great Panther Silver Limited - Topia Mine

	Surface		Underground
Year	Holes	Metres	Holes	Metres
2004	30	7,437.3	0	0.0
2005	0	0.0	0	0.0
2006	4	649.0	10	637.3
2007	34	7,887.1	6	406.5
2008	7	2,234.5	28	1,352.4
2009	23	2,680.5	25	1,145.4

2010	58	8,992.1	51	2,420.4
Totals	156	29,880.4	120	5,962.1

Notes:

1.	Totals may not agree due to rounding.

Drill programs were planned and supervised by personnel employed by GPR, its subsidiaries and/or contractors. The surface drilling programs conducted from 2004 to 2009 were carried out under contract by BDW Drilling of Guadalajara, Mexico. The 2010 surface drilling was carried out by HD Drilling of San Luis de Potosi, Mexico. Underground drill programs were carried out by Topia Mine drillers. Core logging and collar surveys were carried out by GPR personnel, as well. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 cm dia.) and reduced to NQ. Underground drill holes are A core size.

Drillhole locations and collar orientations were established by the project geologists and surveyors. Downhole surveys were initially conducted using a Tropari instrument, but more recently a Flexit has been used. The present standard is for downhole surveys to be taken every 50 m. RPA notes that for some of the earlier holes (2004), the spacing

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between surveys was significantly broader, and in some cases, only the collar and toe of the holes were surveyed.

The protocol for core handling and logging is as follows:

  Core is delivered to the core shack daily .

  Core boxes are laid out, labelled with from and to distances, and footage measurements are checked and converted to metres.

  Geotechnical logging of rock quality designation (RQD) and recovery is carried out.

  Core is logged for lithology and marked for sampling.

  Samples are split using a rock saw and the remaining core is stored for future reference.

Logs, sample intervals, and surveys were entered into a DataShed database using a LogChief logger. The database is managed and validated by GPR mine staff, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to GPR employees or contractors. RPA inspected the core shack and sampling facility and considers it to be adequately equipped and reasonably secure. Core recovery in those sections reviewed by RPA appeared to be good, and the sampling looked to have been done correctly.

RPA notes that not all of the drilling data collected by GPR to date was from the veins included in the Mineral Resource estimate. The database provided to RPA contained records for 213 holes, totalling 25,861.8 m.

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2700 m
3700 m
4700 m
5700 m
6700 m
7700 m
Legend:
Drillhole
Fault
Vein
Drainage
Road
Drill Road
N
Argentina
San Jorge
El Ochenta
Oliva
Madre
Hipolito
Don Benito
La Dura
Animas
San Gregorio
El Rosario
Australia
0 250 500 750 1000
Metres

Figure 11-1

Great Panther Silver Limited

Topia Mine
State of Durango, Mexico
Drill Plan

March 2011 ***Source: Great Panther Silver Limited, 2011.***

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12 SAMPLING METHOD AND APPROACH

Sampling comprises both diamond drill and channel samples. Of these, the channels are most important for estimation of Mineral Resources due primarily to the total volume of samples and their spacing. In RPA’s opinion, the drill samples are too broadly spaced to provide reliable grade estimates for the veins. They are, however, very important in locating and projecting the veins, particularly in faulted areas. Drillholes provide a reliable indication of the vein locations, but drifting and raising on vein is required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was done either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths is that they are to be no longer than two metres, however, RPA noted that there were several samples in the database that were longer than that limit. It was also noted that there were a number of samples with recorded widths down to a centimetre. In RPA’s opinion, the sampling protocols should also include a minimum width constraint that reasonably reflects the minimum mining width. Sample spacing is in the order of 1.5 m to 2.5 m in the more densely sampled areas.

The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

Diamond drill samples are taken using a diamond saw to split the core. Sample lengths are constrained to within a minimum of 10 cm and a maximum of two metres.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical Peñoles (former operator) development channel sampling. All three datasets were used in the modelling of the Argentina, Santa Cruz, Argentina FW (footwall), Don Benito (La Dura), San Gregorio, El Rosario, Cantarranas (Hormiguera area), Recompensa, and La Prieta veins.

In RPA’s opinion, the sampling at Topia is being conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples are properly located and oriented and are representative of the mineralization.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Assaying of the channel samples is carried out in the mine laboratory, which is operated by GPR. The laboratory is equipped to perform fire and wet assays for a variety of sample types and elements. Samples were crushed and pulverized to 98% passing 200 mesh. A nominal 25 g to 30 g sub-sample was digested in aqua regia and assayed by atomic absorption spectroscopy (AA) for lead and zinc. Gold and silver were analyzed by fire assay (FA) with a gravimetric finish.

Samples for diamond drill programs up to 2006 were assayed at BSI Inspectorate of Mexico (BSI). This was subsequently changed to ALS Chemex in North Vancouver, British Columbia, and then again, in 2007, to GPR’s laboratory in Guanajuato (operated independently by SGS). Assays at the outside laboratories were conducted using Inductively Coupled Plasma (ICP) Spectrometry for base metals and FA with AA and gravimetric finish for gold and silver.

The Guanajuato (SGS operated) site has a Laboratory Information Management System (LIMS) in place which tracks the sample results and provides the means to merge the assays with the geological database (DataShed).

All phases of the sampling, transport, and assaying are carried out by authorized GPR personnel or contractors. The laboratory and core handling facility are enclosed within the mill compound, which is constantly supervised and reasonably secure. In RPA’s opinion, the sample preparation, analysis, and security procedures at Topia are adequate and consistent with common industry standards.

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14 DATA VERIFICATION

Assay quality assurance/quality control (QA/QC) is jointly managed by SGS and GPR personnel. The mine laboratory continually monitors performance through the use of standards and calibration tests. In addition, SGS regularly conducts audits, which include reassay of a suite of pulps at the laboratory that they manage for GPR in Guanajuato (GTO). At the time of writing, GPR had retained an independent consultant to inspect the laboratory, and report on any deficiencies. RPA inspected both the Topia and GTO labs and found them to be orderly and properly equipped for the required analyses.

GPR regularly takes quarter-core duplicates from the drillholes and submits them for assay at both Topia and GTO. RPA reviewed the results of the core duplicate Ag, Au, Pb, and Zn analyses and noted the following:

  There was a very high degree of scatter for all elements.

  Topia laboratory has higher detection limits (DL) than GTO and for this reason there is very poor agreement between duplicate pairs at extremely low grades.

  Gold core duplicates show a persistent negative bias for the Topia laboratory versus GTO (i.e., Topia reports lower values than GTO).

  Silver duplicates show a positive bias for Topia versus SGS in lower grade samples, below a threshold of roughly 50 g/t Ag. The mean grades of duplicate pairs with an average grade below 50 g/t Ag was 12 g/t for Topia and 7 g/t for GTO.

  Lead duplicates showed a very small positive bias for sample pairs above a threshold of 0.5% Pb. Below 0.5% Pb, the bias was proportionately larger, with Topia averaging 0.04% Pb and SGS averaging 0.03%, but RPA does not consider this to be significant.

  Zinc core duplicates were unbiased above a threshold of 0.5% Zn and only modestly negatively biased for the lower grade range.

Pulps are sent monthly to GTO and compared to the Topia laboratory results. RPA reviewed these pulp duplicate assays and noted the following:

  Scatter was much reduced relative to the core duplicates, in line with what is expected for pulp duplicates.

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  The results for gold show a positive bias for the Topia laboratory versus GTO. This bias persists through all grade ranges but is more pronounced in lower grade samples.

  Globally, the pulp duplicate results for silver agreed reasonably well for both laboratories, however, there appears to be a negative bias (i.e., Topia lower than GTO) for low grade and a positive bias at higher grades.

  The number of determinations performed at GTO for lead and zinc were too low to carry out a valid comparison.

In RPA’s opinion, the apparent assay biases are not significant enough to preclude the use of analyses from the Topia laboratory. To a large extent, the results of the duplicate assaying are conflicting and, therefore, inconclusive. RPA recommends that GPR continue to monitor the performance of the Topia laboratory to ensure that quality of the analytical results is assured.

The mine laboratory includes blanks and standards with every batch of samples. RPA reviewed the standards results for the 2010 calendar year for the Topia laboratory and notes that for the most part they were within an acceptable range.

Channel samples are plotted on 1:500 plan maps in the mine office. Sample locations and grades have been digitized into a database by mine personnel. This database was submitted to RPA for use in the Mineral Resource estimate. There was no practical way to exhaustively audit this data, however, RPA conducted a rigorous inspection of the channel sample database. This inspection comprised a review on cross section and plan views to check against the geological interpretations for erroneous coordinates or improper labelling. Also, the assay and width values were reviewed for extreme high and low values. Several errors were found, typically consisting of zero or negative width values, and samples labelled with the wrong vein name. These errors were corrected where possible, and where the errors could not be corrected, the samples were discarded.

RPA carried out a similar validation exercise on the diamond drill data. The checks also included running the GEMS validation utility for overlapping or missing intervals. No errors were found.

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The database is compiled by GPR mine and exploration staff. A copy of this database is kept on site at Topia, as well as in GPR' s offices in Vancouver and Guanajuato.

In RPA' s opinion, the database is secure and reasonably free of severe or systematic errors. There are enough errors of minor severity, however, to warrant improvements to routine data verification protocols. RPA recommends that increased checking of the database be carried out on a regular basis, with particular rigour when preparing the Mineral Resource estimates.

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15 ADJACENT PROPERTIES

There are several mines in the Topia district, however, the GPR mines and mill represent the principal operating entity in the camp and there are no adjacent properties of any relevance to this report.

Great Panther Silver Limited – Topia Mine
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16 MINERAL PROCESSING AND METALLURGICAL TESTING

Ores from the many mines in the Topia area are processed at the GPR facility located on the north side of town. Peñoles began operating the plant in 1952, and processed a total of 1.38 million tonnes, including some 64,000 tonnes of purchased ore. GPR refurbished the plant during the second half of 2005 and recommissioned it in December 2005. GPR has operated the Topia plant continuously since December 2005. The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulphide concentrates. At the time of the site visit, September 25-27, 2010, the processing plant was being operated with a capacity of 175 tpd. RPA has been informed that modifications have been completed since the visit such that the plant currently operates at 275 tpd. Ore is supplied to the plant from Property mines plus other mines in the district for custom milling. The operation runs seven days a week, 24 hours per day, with Sunday day shift reserved for maintenance. The average head grade processed by the mill from all of 2010 was 458 g/t Ag, 0.61 g/t Au, 3.0% Pb, and 3.9% Zn. The grade of lead concentrate was 8.0 kg/t Ag, 8.0 g/t Au, and 57.5% Pb, while the grade of zinc concentrate was 0.52 kg/t Ag and 52.9% Zn. Overall metal recoveries, determined from the metallurgical balance, were 92% for Ag, 80% for Au, 94% for Pb, and 92% for Zn in the two concentrates.

Coarse ore is placed in one of six bins, which provides a means for segregation of ore types for batch processing, or blending. Ore is passed through a grizzly to a 15” x 24” jaw crusher and then over a 6’ x 12’ vibratory screen. Oversize (>3/4 in) from the screen is sent to a secondary cone crusher, and then conveyed to a 200 t capacity fine ore bin.

Segregation of sulphide particles is achieved by means of a grinding circuit comprising three ball mills and two 10” dia. cyclones. Fine ore is fed to one of either a 6’ x 14’ or 5’ x 10’ ball mill. When the larger unit is in use, the product is passed through the cyclones, with the oversize fed back into the ball mill. If the smaller mill is used, the oversize from the cyclones goes to a 4’ x 8’ ball mill which operates in closed circuit with the cyclones. Final grind size is 80% passing 74 μm.

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The ore stream passes to a lead flotation circuit comprising primary and secondary rougher and cleaner flotation cells, followed by a similarly configured zinc circuit. Concentrates are dried to 10% moisture content by means of disc filters and shipped via trucks to the port of Manzanillo for sale to a concentrate buyer. Tails are piped to an impoundment facility located downhill, approximately 750 m from the mill.

A process flow sheet is provided in Figure 16-1.

At the time of the site visit, GPR was in the process of upgrading the flotation circuits to provide additional capacity and adding an additional decant tower to improve reclamation of water from the tails.

In RPA' s opinion, the performance of the mill demonstrates that the gold, silver, lead and zinc in the ores at Topia can be recovered with conventional processes.

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RPA

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RELACION DE EQUIPO INSTALADO EN PLANTA DE BENEFICIO DE MINERA MEXICANA EL ROSARIO UNIDAD TOPIA

1- PARRILLA DE RIELES
2- TOLVAS DE GRURESOS (DEPOSITO DE 150TON)
3- CARRO ALIMENTADOR
4- BANDA TRANSPORTADORA DE 24"
5- ELECTRO IMAN
6- PARRILLA SEPARADORA
7- QUEBRADORA DE QUIJADA 15"X18"
8- BANDA TRANSPORTADORA DE 24"
9- ELECTRO IMAN
10- CRIBA VIBRATORIA 6'X12'
11- BANDA TRANSPORTADORADE 18"
12- QUEBRADORA SECUNDARIA 3'
13- BANDA TRANSPORTADORADE 18"
14- CORTADOR DE MUESTRAS
15- CARRO REPARTIDOR
16- TOLVAS DE FINOS (DEPOSITO DE 60TON)
17- BANDA TRANSPORTADORADE 20"
18- BANDA TRANSPORTADORADE 18"
19- BANDA TRANSPORTADORADE 18"
20- MOLINO 5X10
21- MOLINO 4X8
22- MOLINO 6X14
23- BOMBA DE CICLONES 1 5"X4"
24- BOMBA DE CICLONES 2 5"X4"
25- CICLON 1 (d-10)
26- CICLON 2 (d-10)
27- CELDAS DE FLOTACION DE PLOMO (100Ft3) (6)
28- CELDAS LIMPIADORAS DE PLOMO (50Ft3) (2)
29- BOMBA MEDIOS DE PLOMO (GALAGHER DE 1"1/2)
30- TANQUE ACONDICIONADOR DE ZINC
31- CALERO
32- BOMBA DE MEDIOS DE ZINC
33- CELDAS DE FLOTACION DE ZINC (100ft3) (6)
34- CELDAS LIMPIADORAS DE ZINC (50Ft3) (2)
35- FILTROS DE DISCOS PLOMO Y ZINC
36- BOMBA DE VACIO (1) SERIE 700
37- BOMBA DE VACIO (2) SERIE 1001
38- SOPLADOR
39- BANDA TRANSPORTADORADE PLOMO DE 18"
40- BANDA TRANSPORTADORA DE ZINC DE 18"
41- PILETA RECEPTORA LAMAS DE PLOMO
42- PILETAS RECEPTORAS LAMAS DE ZINC
43- BOMBA DE COLAS FINALES 5"X4"
44- 5 DEPOSITOS DE PREPARACION DE REACTIVOS 1000Lts
45- 4 AGITADORES DE REACTIVOS
46- REACTIVEROS
47- CORTADOR DE MUESRA DE CABEZA
48- CORTADOR DE MUESTRADE CONCENTRADO DE PLOMO
49- CORTADOR DE MUESTRADE CONCENTRADO DE ZINC
50- BOMBA DE RECUPERACION DE AGUA EN AREA DE MOLINOS (GALAGHER 2")
51- PILETA VICTORIA 250M3
52- BOMBA SUMERGIBLE (2)
53- PILETA SOCAVON 200M3
54- BOMBA SUMERGIBLE (2)

Figure 16-1

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Mill Flow Sheet

March 2011

Source: Great Panther Silver Limited, 2011.

16-3

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

RPA has estimated the Mineral Resources for the Topia Mine, and this estimate is summarized in Table 17-1. The estimate was prepared by D. Rennie, P. Eng., Principal Geologist for RPA. Mr. Rennie is independent of GPR as per the criteria set out in NI 43-101.

The estimate was prepared using a combination of polygons and 2D block models. Accumulated metal values (grade x thickness) and vein width were estimated into the blocks using Inverse Distance Cubed (ID3) weighting. Block grades for Au, Ag, Pb, and Zn were calculated by dividing the estimated width into the interpolated accumulated metal value. The effective date of the estimate is October 31, 2010.

The Mineral Resources reside within 14 individual zones located throughout the Topia area. These zones are listed below:

•	Argentina

	o	Central

	o	East

	o	Footwall

	o	Santa Cruz

	o	West

•	Hormiguera (Cantarranas)

•	Don Benito

	o	La Dura North

	o	La Dura South

	o	La Dura West

•	La Prieta

•	Recompensa

•	El Rosario

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•	San Gregorio

•	San Jorge

TABLE 17-1 TOPIA MINERAL RESOURCES - OCTOBER 31, 2010
Great Panther Silver Limited - Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	57,700	825	1.67	7.57	4.97
Indicated	113,000	883	1.50	7.50	4.06

M & I	171,000	864	1.56	7.53	4.37

Inferred	285,000	868	1.5	6.5	3.7

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is David W. Rennie, P.Eng.
3.	Mineral Resources are estimated at an NSR cut-off of US$130/t.
4.	Mineral Resources are estimated using metal prices of US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn.
5.	A minimum mining width of 0.30 metres was used.
6.	Numbers may not add due to rounding.

Tables showing the Mineral Resource totals for individual zones are provided in Appendix 3.

PREVIOUS ESTIMATES

In 2006, GPR retained Wardrop Engineering Inc. (Wardrop) to complete a Mineral Resource estimate on the Animas, Dura, Madre, and Argentina veins. Total Measured and Indicated Mineral Resources were 165,000 t grading 480 g/t Ag, 0.867 g/t Au, 4.87% Pb, and 4.5% Zn (Wardrop, 2007). The estimate was carried out using Ordinary Kriging (OK) and was quoted for a minimum Gross Metal Value (GMV) of $60/t. The GMV included a 33% dilution factor and was based on metal prices and recoveries that were relevant for 2007.

Wardrop updated the estimate for the Argentina veins in 2009. The Argentina 2009 estimate totalled Measured and Indicated Mineral Resources of 117,000 t grading 651 g/t Ag, 0.71 g/t Au, 6.37% Pb, and 4.64% Zn, with Inferred Mineral Resources of 152,000 t at 690 g/t Ag, 0.97 g/t Au, 5.36% Pb, and 3.67% Zn (Wardrop, 2009). The estimate was carried out using OK, reported at a Net Smelter Return (NSR) cut-off of US$75/t. The estimate considered a provision for 33% dilution, plus typical plant

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performance, and concentrate transport, smelting, and refining costs relevant to 2009. The Mineral Resources for the veins outside of Argentina were considered to have remained unchanged from 2007. The Mineral Resource estimate as of 2009, comprising the 2009 Argentina resources, as well as the 2007 resources outside of Argentina, is summarized in Table 17-2, and compared to the present estimate in Table 17-3.

TABLE 17-2 TOPIA MINERAL RESOURCES - 2007-2009
Great Panther Silver Limited - Topia Mine

Class	Zone	Tonnage	Ag	Au	Pb	Zn
		(t)	(g/t)	(g/t)	(%)	(%)
Measured	Argentina	40,015	669	0.70	6.85	4.78
	Animas	7,032	309	2.73	3.07	4.96
	Dura	4,359	303	1.07	3.15	5.52
	Madre	2,639	307	0.78	1.55	4.02
	Other	2,205	629	0.44	8.94	4.58
	Total	56,250	577	0.98	5.92	4.82

Indicated	Argentina	77,229	642	0.71	6.12	4.58
	Animas	13,983	267	2.45	3.12	4.83
	Dura	15,545	329	1.17	3.98	5.62
	Madre	6,435	346	1.12	2.22	5.70
	Other	3,662	673	0.41	10.81	5.38
	Total	116,854	540	0.99	5.41	4.84

Inferred	Argentina	152,189	690	0.97	5.36	3.67
	Animas	5,163	179	2.45	2.95	4.80
	Dura	14,720	237	1.09	3.45	4.90
	Madre	2,115	372	1.06	2.40	6.01
	Other	0.38	620	0.48	8.03	4.48
	Total	174,187	633	1.03	5.09	3.84

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Mineral Resources for all but Argentina were quoted using a GMV of US$60/t.
3.	Mineral Resources for Argentina were estimated at a NSR cut-off of US$75/t.
4.	Tonnages for this table are quoted as reported, and not rounded off. Grades have been rounded to three significant figures.

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TABLE 17-3 CHANGES TO MINERAL RESOURCES
Great Panther Silver Limited - Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn	Contained Metal
	(t)	(g/t)	(g/t)	(%)	(%)	(oz Ag)	(oz Au)	(lb Pb)	(lb Zn)
2007-09
Measured	56,250	577	0.98	5.92	4.82	1,044,000	1,769	7,350,000	5,970,000
Indicated	116,854	540	0.99	5.41	4.84	2,030,000	3,730	13,900,000	12,460,000
Inferred	174,187	633	1.03	5.09	3.84	3,540,000	5,750	19,600,000	14,700,000

2010
Measured	57,700	825	1.67	7.57	4.97	1,530,000	3,100	9,630,000	6,320,000
Indicated	113,000	883	1.50	7.50	4.06	3,210,000	5,450	18,700,000	10,100,000
Inferred	285,000	868	1.48	6.54	3.72	7,950,000	13,600	41,100,000	23,400,000

Percent Difference
Measured	2.6%	42.9%	70.7%	27.8%	3.2%	46.6%	75.2%	31.0%	5.9%
Indicated	-3.3%	63.4%	50.9%	38.7%	-16.0%	58.1%	46.1%	34.5%	-18.9%
Inferred	63.6%	37.2%	44.2%	28.5%	-3.0%	124.6%	136.5%	109.7%	59.2%

The total Mineral Resources increased in terms of both tonnage and grade from the previous year. The reason for the increase in tonnage is primarily due to the addition of Inferred Mineral Resources. The additional tonnage resulted from inclusion of new vein systems not included in past estimates and also in changes to the estimation methodology. Additions to the Mineral Resources since 2009 are partially offset by depletion due to mining. For the present estimate, the Inferred Mineral Resources were based on the area of remaining known vein extents, factored by the expected proportion of the vein that should produce resources. This is described in more detail in the section of this report entitled “Classification”.

The grades for silver, gold, and lead are observed to be up from the previous year, with zinc grades remaining roughly the same or dropping. In RPA’s opinion, the grade change can be due to a combination of factors, including the following:

  Inclusion of several new veins to the estimate

  New discoveries of high grade mineralization in the course of recent development work

  Application of different top cuts

  Several changes to the calculation and application of the NSR cut-off.

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In RPA' s opinion, the addition of material from the new veins and development should have a significant effect on the grades. Gold grades in the La Dura and Recompensa zones are higher by an order of magnitude than the other vein systems. Silver grades in Hormiguera, San Gregorio, and El Rosario are comparatively high, as well. Recent development in the Argentina veins resulted in the discovery of high grade mineralization which has also had a significant impact on the global resource grades.

Zinc grade does not appear to have changed very much, which is in contrast to the trend for the other metals. RPA notes that samples for many of the veins do not have zinc assays, and in those circumstances zero grade was applied. This would have caused an understatement of zinc grades overall and a reduction in grade, rather than the increase seen for silver, gold and lead. In RPA' s opinion, the zinc grade for the entire estimate is conservatively biased by this lack of assay data.

Top cuts used in 2007 and 2009 were 2,000 g/t Ag, 6.0 g/t Au, 20% Pb, and 20% Zn. For the present estimate, Pb and Zn were not capped, and Ag and Au were capped at a range of levels depending on the zone. The top cut for Ag ranged from a low of 600 g/t Ag to a high of 5,000 g/t Ag; and for Au ranged from 0.75 g/t Au to 30 g/t Au. The actual impact of this is difficult to predict as it depends on the cumulative effect that the caps had on local areas. For most of the zones, the top cuts for Au and Ag were lower than those applied in 2007 and 2009. However, for Argentina, which comprises the single largest subset of the data, the caps for Ag in the present estimate were significantly higher. Consequently, it is likely that this resulted in an overall increase in estimated Ag grades, as well as an increase in the tonnage reporting above cut-off.

The NSR calculation has been updated with recent costs, recoveries and metal prices, as well as an increase in the estimated dilution allowance. The NSR cut-off applied for this estimate was $130/t, which is higher than both the 2007 ($37.50/t) and 2009 ($75/t) estimates. This will have the overall effect of reducing the tonnage reporting above cutoff and increasing the global resource grades. Operating costs have increased since the previous estimates, and this will result in an overall increase in the cut-off, which will also reduce the tonnage and increase grades. Metallurgical recoveries have improved, which should allow lower grade material to make the cut-off, with corresponding increase in tonnage and reduction of global resource grades.

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Metal prices used for the 2009 estimate were US$890/oz Au, US$12.50/oz Ag, US$0.625/lb Pb, and US$0.625/lb Zn. For the present estimate, the metal prices were US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn. This represents increases of 35% for Au, 68% for Ag, 60% for Pb, and 76% for Zn. The increased metal prices will tend to reduce overall resource grades and increase tonnage.

For the NSR calculation in the 2009 estimate, a provision was made for 33% dilution at zero grade. This dilution factor has been increased to 50% for the present estimate. In addition, a minimum width constraint of 30 cm has been applied. RPA estimates that the application of the minimum width constraint resulted in an additional 10% dilution, also at zero grade. In RPA' s opinion, this will reduce the amount of material reporting above cut-off, and could also result in an increase in the global resource grades.

In RPA' s opinion, the various changes in the NSR parameters have opposing effects that will tend to cancel one another out. The principal reasons for the changes to the Mineral Resource estimate are the addition of new resources through exploration and development, the revisions to the capping, and the modification of the classification methodology.

DATABASE

The data were provided to RPA as a series of ASCII files, which were then loaded into a GEMS Project File. These data included a series of wireframe models in DXF format, which were also loaded into GEMS. The wireframe models represented the interpreted veins, with areas excised in " cookie-cutter" fashion to account for the underground development and stoping.

The samples comprised drill core and underground chips. The database contained records for 213 drillholes encompassing 2,643 sampled intervals. Of those intervals, 204 were taken from the mineralized zones included in the estimate. There were 6,816 chip samples in total, of which 4,478 were used in the estimate.

RPA tagged the samples with integer codes depending on the zone in which they were located. These codes provided a basis for sub-setting the data during the grade interpolations so that the block grades for each individual zone were estimated using only samples from that zone. The zone codes are listed in Table 17-4.

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For the most part, the veins were narrow enough such that only a single sample was sufficient to cover the entire zone. For some drill intercepts, however, there were multiple samples in the vein, which required compositing. These samples were composited across the vein width, and then all intercepts, whether they were composites or not, were adjusted for true width. This adjustment was made using the GEMS utility that can estimate the true thickness from the vein and drillhole orientations. The chip samples were assumed to have been taken horizontally across the strike of the zones, so no adjustment for true width was deemed necessary.

TABLE 17-4 ZONE CODES
Great Panther Silver Limited - Topia Mine

Area	Code	Zone - RPA
Hormiguera	101	San Miguel
	102	San Jorge

Argentina	203	Arg - FW
	205	Arg - West
	201	Arg - Central
	202	Arg - East
	204	Santa Cruz

Don Benito	301	DB North
(La Dura)	302	DB South
	303	DB West

El Rosario	401	El Rosario

San Gregorio	501	San Gregorio

La Prieta	601	La Prieta

Recompensa	702	Recompensa

SAMPLE STATISTICS

RPA conducted statistical analyses of the chip sample data. Summaries of the sample statistics are provided in Appendix 2. The diamond drill samples were not numerous enough to be statistically significant and so no analysis was done for these data.

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RPA notes that the grade distributions for all populations are weakly to moderately skewed, and that top cuts are recommended to ensure that the estimated block grades are not overly biased.

TOP CUTS

Positively skewed data will often yield block models that overestimate grade owing to the inordinately large influence that the highest grade samples exert on the global average. A commonly used method of dealing with this problem is to apply a cap or top cut to the sample grades.

In order to estimate the capping levels for each vein, RPA used Cutting Curves. The samples were subject to a range of top cuts, and the mean grades were calculated for each cut. The caps were plotted against the cut mean grade to produce a curve similar to the example in Figure 17-1. For a typical case, the resulting curve tends to be flatter near the upper cap ranges, curving downwards towards the y-axis as the cap is lowered. In RPA' s experience, a reasonable range for the top cut generally occurs on the flatter portion of the curve just before it drops off at the lower range of cap values. In the case of Figure 17-1, that range would be between 3,000 g/t Ag and 5,000 g/t Ag. The value selected in this example was 4,000 g/t Ag.

The top cuts derived by the various methods for the Topia data are summarized in Table 17-5.

The top cuts were applied to the sample grades for Au and Ag only. Capping was performed on the drill samples prior to compositing.

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FIGURE 17-1 CUTTING CURVE FOR SILVER – SAN MIGUEL VEIN

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TABLE 17-5 CAPPING LEVELS
Great Panther Silver Limited - Topia Mine

Zone				Au							Ag
	Uncapped	Top Cut	No.	No.	Pctile	Capped	% Change	Uncapped	Top Cut	No.	No.	Pctile	Capped	% Change
	(g/t Au)	(g/t Au)		Cut		(g/t Au)		(g/t Ag)	(g/t Ag)		Cut		(g/t Ag)

Hormiguera - San Miguel	0.808	1.800	324	28	0.914	0.715	-11.5%	1,639.6	4,000.0	324	47	0.855	1,381.4	-15.7%
La Dura	0.903	2.000	164	21	0.872	0.760	-15.8%	243.9	750.0	164	10	0.939	198.0	-18.8%
La Dura - North	2.556	7.500	611	17	0.972	2.098	-17.9%	495.3	1,000.0	611	70	0.885	411.4	-16.9%
La Dura - South	2.592	4.000	216	42	0.806	2.173	-16.2%	600.5	1,250.0	216	21	0.903	525.5	-12.5%
La Dura - West	4.548	8.000	194	31	0.840	4.060	-10.7%	240.0	600.0	194	23	0.881	214.1	-10.8%
La Prieta	4.695	7.000	9	2	0.778	3.374	-28.1%	393.9	1,000.0	9	2	0.778	294.2	-25.3%
Rosario	0.207	0.750	263	12	0.954	0.178	-14.1%	859.8	2,000.0	263	31	0.882	782.0	-9.0%
San Gregorio	0.381	1.000	281	18	0.936	0.333	-12.6%	1,436.3	2,500.0	281	49	0.826	1,292.7	-10.0%
Hormiguera - San Jorge	0.749	1.500	152	12	0.921	0.669	-10.7%	1,223.3	2,500.0	152	17	0.888	1,061.6	-13.2%
Recompensa	14.588	30.000	452	33	0.927	13.437	-7.9%	283.5	1,000.0	452	20	0.956	254.3	-10.3%

Argentina (All)	0.568	2.000	1977	89	0.955	0.501	-11.8%	963.9	5,000.0	1978	58	0.971	857.0	-11.1%
Argentina - Central	0.501	2.000	193	8	0.959	0.439	-12.4%	835.5	2,500.0	193	11	0.943	680.8	-18.5%
Argentina - East	0.655	2.000	762	41	0.946	0.591	-9.8%	658.7	2,500.0	762	37	0.951	598.0	-9.2%
Argentina - FW	0.778	1.250	74	8	0.892	0.578	-25.7%	2,089.6	4,000.0	74	10	0.865	1,811.9	-13.3%
Argentina - Santa Cruz	0.555	2.000	368	20	0.946	0.460	-17.1%	774.2	3,500.0	368	19	0.948	656.1	-15.3%
Argentina - West	0.458	1.750	579	20	0.965	0.402	-12.2%	1,385.9	5,000.0	580	35	0.940	1,116.1	-19.5%

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COMPOSITING

As previously stated, where there were two or more consecutive drill samples comprising a vein intercept, the samples were composited across the zone. This tended to be a fairly rare occurrence. Once composited and adjusted for true width, the intercepts were combined with the chip samples for use in the grade interpolations. The resulting dataset, including channel samples and composited drill intercepts, comprised 4,650 samples.

GEOSTATISTICS

RPA carried out a geostatistical analysis to develop criteria for selection of estimation parameters and resource classification. The analysis was carried out using both GEMS and Sage software. Early variography generated from the original 3D data was not very definitive, partially because of the flexures in the veins. In order to try to work around this, the data points were coded according to vein system and given transformed coordinates to simulate purely planar vein structures. Each individual vein was segregated from adjacent veins to ensure that the variogram software did not match pairs of samples from different structures. Correlograms were run in Sage for the accumulated metal values (i.e., grade x width) as well as for vein true width. The results were checked using GEMS.

Note that throughout this report correlogram, semi-variogram, and variogram are used interchangeably.

The results of the variogram analysis were used to create 2D models with a major and semi-major direction in the plane of the vein, but which ignored the minor axis direction. These models are shown in Table 17-6. The variograms for these models are provided in Appendix 4.

The variography showed that for all components, the best and most easily interpretable results tended to be along the on-strike direction, generally within about 15° of horizontal. This resulted in the models all having the major axis in the on-strike direction, with the semi-major axis in the vertical direction. RPA notes that for all the variogram models, the range in the vertical direction was significantly shorter than that for the horizontal.

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TABLE 17-6 2D VARIOGRAM MODELS
Great Panther Silver Limited - Topia Mine

Component	Direction	Nugget	C1	R1	C2	R2	% Nug.
Ag X L	Horizontal	0.528	0.166	54.3	0.306	190.4	52.8%
	Vertical			41.0		81.4

Au X L	Horizontal	0.311	0.060	40.6	0.628	516.9	31.1%
	Vertical			74.5		108.6

Pb X L	Horizontal	0.336	0.283	6.2	0.231	53.0	39.5%
	Vertical			8.4		17.0

Zn X L	Horizontal	0.406	0.288	7.7	0.306	246.9	40.6%
	Vertical			7.0		71.0

Width	Horizontal	0.192	0.428	8.8	0.115	39.8	26.1%
	Vertical			3.3		9.5

Most components, with the exception of AuXL, yielded coherent models with well-defined sills. The AuXL variogram did not reach a sill within a reasonable distance for the horizontal direction. Similarly, for the vertical direction, the number of pairs dropped below the minimum allowable threshold (350) at about 90 m, before the sill was reached.

Ultimate ranges in the along-strike direction varied from a high of 247 m for ZnXL to a low of 40 m for Width. The longest ranges were obtained for ZnXL and AgXL (190 m), while the range for PbXL was only 53 m. In RPA’s opinion, this is somewhat unexpected, as precious metal values are typically more variable than base metals. However, it may be due to the fact that the precious metals were capped, which would reduce the overall variance of the data.

The ranges in the vertical direction were much shorter for all components compared to the horizontal direction. This is somewhat unexpected as there are no known geological or mineralogical reasons for the grade anisotropy to be oriented in a horizontal direction. In RPA’s opinion, this may be due more to the distribution of the samples than to any underlying property of the deposit.

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Nugget effects for all components tended to be relatively high, typically greater than 30% of the total sill and often 40% or more. The implication for this is that the close-range variability of the data is fairly high, which will negatively impact on the accuracy of local block grade interpolations. It also precludes using the variograms to define distance parameters for Measured Resources. A commonly used rule of thumb for definition of Measured Resources is to assign this category to blocks with samples within the range of the variogram at the point at which 1/3 of the total sill is achieved. In this case, most of the variogram models have reached 1/3 of the sill at zero distance.

The other principal conclusion drawn from the variography is the definition of the maximum search range to use for the grade interpolations. For estimation of multiple components in a block model, RPA recommends that the search parameters be consistent throughout so that every block receives an estimate for all components. This typically means that the search distances must be derived from the component with the shortest ranges. If this is done, all blocks in the model will receive an estimate for all components, and the quality of all estimates should be as good as or better than that of the least continuous element. RPA set the maximum search for the grade interpolations to 50 m, which is slightly greater than the maximum range for Width and roughly equal to the range of the major axis for the next most continuous component, which is PbXL.

BLOCK MODELS

The block models comprised vertical 2D arrays of blocks measuring 2.5 m x 2.5 m in size, oriented roughly parallel to the strike of the veins. Values for accumulated metal for Ag, Au, Pb, and Zn, as well as true width were estimated into each block. The block grades were calculated by dividing the estimated accumulated metal “grade” by the estimated true width. Volumes were derived from the area of each block multiplied by the estimated width, and tonnages were calculated from the product of the volume and the estimated bulk density.

Resource “panels” were manually drawn on the longitudinal projections based on the sample grades, resource class, and the interpolated block grades. The panels were configured to encompass contiguous sections of material with NSR values of US$130/t or greater. Panel grades were estimated by averaging the blocks within the panel outlines.

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BULK DENSITY

GPR personnel continually take density measurements of core specimens, using a water immersion method. The density is derived from the ratio of the weight of the sample in air and the difference between the weights in air and submerged in water. RPA was provided with the results from 308 determinations and segregated the measurements by vein in order to derive average densities for each zone. There are highly variable density values for each of the zones owing the sulphide contents and presence or absence of barite. The average densities derived for each vein system are shown in Table 17-7.

TABLE 17-7 BULK DENSITY
Great Panther Silver Limited - Topia Mine

Area	Average
(t/m3)
Argentina	2.77
Don Benito	3.03
Durangueño	3.20
El Rosario	2.99
Hormiguera	2.49
La Prieta	2.85
Recompensa	3.06
San Gregorio	2.81

All	2.94

GRADE INTERPOLATIONS

The interpolations were carried out in two passes, using ID3 weighting. For the first pass, the search was configured to use a circular 50 m ellipsoid, with a minimum of one and maximum of six samples per estimate. In the second pass, the search was reduced to a 30 m radius and the minimum number of samples was increased to two. The second pass was allowed to overwrite blocks estimated in the first pass.

As previously stated, the interpolations were run for accumulated metal values and true width, and the block grades were derived by dividing the metal value by width.

BLOCK MODEL VALIDATION

The block grades were validated using the following methods:

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  Visual inspection of the block grades and comparison with data values.

  Comparison of global block and sample means.

The block grades were observed to honour the sample grades reasonably well. There were several instances where the interpolations extended out along strike beyond the sampled interval of the drifting. These areas were deliberately excluded from the resource estimate. It was also apparent that in some areas grade smoothing has occurred, particularly in places with widely varying sample grades. An attempt was made to manually exclude areas from the resource panels where grades appeared to have been smeared out into relatively poorly informed zones.

The search parameters were deliberately configured to try to reduce smoothing. However, this appears to have had the effect of forcing a vertical “striping” to the grade distributions. The striping reflects the spatial distribution of the sampling, which is generally in a series of horizontal strings along the drifts. In RPA’s opinion, the interpolated grades may be locally inaccurate on a block by block basis, but at the panel level of support, the grades should be reasonably accurate.

An example longitudinal projection, showing block NSR grades and resource panel outlines is provided in Figure 17-2. Some of the vertical “striping” in the grades is evident in this diagram.

The sample and block grades for the 30 m Pass 1 estimation runs are presented in Table 17-8. RPA notes that there are many instances where there was a difference greater than ±15%, most notably for zinc. The instances of significant negative differences (i.e., average block grades less than the sample grades), are more numerous than the positive differences.

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TABLE 17-8 COMPARISON OF SAMPLE AND BLOCK GRADES
Great Panther Silver Limited - Topia Mine

		Ag			Au			Pb			Zn			Width
	Samp	Blk	Diff	Samp	Blk	Diff	Samp	Blk	Diff	Samp	Blk	Diff	Samp	Blk	Diff
Zone	(g/t)	(g/t)	(%)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(m)	(m)	(%)
Arg Cen	440	528	20.1%	0.30	0.41	38.3%	3.77	5.31	40.8%	0.72	0.41	-42.2%	0.67	0.66	-0.2%
Arg East	449	312	-30.6%	0.44	0.32	-28.6%	6.57	3.77	-42.7%	0.05	0.01	-77.7%	0.77	0.70	-9.1%
Arg FW	1,207	895	-25.8%	0.39	0.32	-18.3%	11.12	8.50	-23.5%	2.03	2.45	20.7%	0.70	0.67	-3.3%
Arg SC	276	233	-15.5%	0.20	0.18	-9.8%	2.20	1.92	-12.4%	0.00	0.00	n/a	0.49	0.48	-1.6%
Arg West	506	439	-13.2%	0.18	0.19	2.8%	3.65	3.09	-15.3%	0.91	1.04	15.2%	0.49	0.48	-2.3%
Horm	318	281	-11.5%	0.15	0.15	1.3%	0.56	0.57	2.7%	1.08	0.84	-22.8%	0.32	0.32	0.2%
LD North	194	151	-21.9%	0.84	0.71	-15.9%	3.86	3.10	-19.7%	3.83	3.40	-11.2%	0.47	0.42	-11.5%
LD South	150	139	-7.1%	0.58	0.55	-5.9%	3.15	2.54	-19.3%	0.28	0.63	125.4%	0.35	0.35	0.3%
LD West	87	123	41.0%	1.66	2.24	35.2%	1.28	1.36	6.7%	1.98	2.62	32.4%	0.45	0.52	15.4%
Recompensa	78	48	-38.4%	3.71	2.82	-24.0%	1.60	0.93	-41.5%	1.95	1.23	-37.0%	0.37	0.35	-3.3%
Rosario	374	333	-10.9%	0.08	0.08	0.3%	2.16	1.92	-11.0%	2.74	2.09	-23.7%	0.49	0.48	-2.3%
San Gregorio	485	414	-14.7%	0.15	0.14	-8.5%	2.42	1.97	-18.7%	5.68	4.55	-19.9%	0.52	0.52	0.9%
San Jorge	173	280	61.6%	0.11	0.18	56.1%	0.46	0.58	27.1%	1.15	1.17	1.7%	0.33	0.42	29.8%

Notes:

1.	This comparison is for Pass 2, 30 m radius interpolations only.
2.	Average sample grades are for those samples captured in the interpolation and may not equal the global sample means.
3.

Block grades are only for those included in the Pass 2 interpolation and may or may not have been included in the Mineral Resources. Consequently, the average block grades will not necessarily agree with average resource grades.

4.	Numbers may be rounded.

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RPA notes that there were three cases with significant positive biases for both gold and silver, namely, Argentina Central, La Dura West, and San Jorge (Table 17-8). In RPA’s opinion, these positively biased zones will likely be more than compensated for by the negative biases and there will likely be an overall conservative bias to the estimate. Two of the zones with positive biases have coincident positive differences for vein width, as well. In RPA’s opinion, this will also partially offset the apparent bias in the accumulated metal values, as the calculated grades for these components will be less biased than the accumulated metal values.

As a further check, RPA inspected the block grade distributions to see if there were any discernable reasons for the apparent biases. For Argentina Central and San Jorge, there were a couple of very high grade drillhole intercepts, which appeared to fill a relatively large number of blocks with uniformly high grades. These blocks had been excluded from the Mineral Resources, and will not have contributed to any bias to the estimate.

RPA could find no obvious reason for the apparent bias at La Dura West. The estimated block grades appear to agree well with the samples.

In RPA’s opinion, the block interpolations may be locally biased, but are unbiased on the panel and global levels. Apparent biases in the block grades relative to the samples appear to be due to drillhole intercepts that were allowed to disproportionately influence large numbers of blocks. These areas were not included in the Mineral Resource panels, so the bias will not be reflected in the estimate.

RESOURCE CUT-OFF

The Mineral Resources are quoted using an NSR cut-off of US$130/t. The NSR value was derived using metal prices of US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn. Provision was also made for 50% dilution, current (2010) metallurgical recoveries and concentrate grades, and offsite costs including all concentrate transport and port handling costs and smelting and refining terms applicable for 2010. NSR values were calculated from the block grades using the following factors:

  Au: US$12.903 / g/t Au

  Ag: US$0.2852 / g/t Ag

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  Pb: US$7.175 / % Pb

  Zn: US$6.375 / % Zn

The NSR cut-off was estimated into the samples and the blocks and served as the primary guide for drawing the resource panels. Resource panels were drawn around zones of above-cut-off blocks, occasionally including lower grade material where necessary for continuity.

CLASSIFICATION

The blocks were classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions). The block class assignment was carried out in two steps. Initially, a provisional assignment was made using the following criteria:

  All blocks estimated by three samples or more, with an average distance to samples of 10 m or less, were assigned Category One to designate them as eligible for the Measured classification.

  Blocks estimated by three samples or more, with an average distance of 10 m to 30 m from samples, were assigned Category Two to designate them as eligible for the Indicated classification.

  The rest of the known extent of the veins located above the interpreted base of the epithermal system and below a 10 m crown pillar were assigned to Category Three, to designate these areas as eligible for the Inferred classification. Blocks within 30 m above or below development headings with low grades, or no sampling at all, were disqualified from classification as Mineral Resources.

Resource panels were defined on longitudinal projections, an example of which is provided in Figure 17-2. The panels encompassed clusters of Category One and Two blocks that were equal to or above the $130/t cut-off. Panel boundaries were generally extended vertically up and down from drifts (horizontally from raises) except where it was possible to connect to panels on adjacent headings. Occasionally, Category Two panels were adjusted to honour drill results by extending or reducing the projection distance where warranted (Figure 17-2). Narrow resource panels were not extended up or down-dip beyond a distance equal to the strike-length of the zone. Pillars were excluded from the Mineral Resources.

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Category One panels were assigned the Measured classification, and Category Two were classed as Indicated.

For the Inferred class, the areas of the known veins previously nominated as Category Three were summed and a factor applied to account for the proportion of the vein expected to yield Mineral Resources. These factors were derived from the aggregate proportion of ore or Mineral Resources exposed in development drifting versus the total amount of drifting, up to a maximum of 75%. Grades for the Inferred Mineral Resources were derived from the mean grades of the combined Measured and Indicated Mineral Resources for the given vein.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 17-19

RPA

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6300 m
6325 m
6350 m
6375 m
6400 m
6425 m
6450 m
6475 m
6500 m
6525 m
6550 m
6575 m
6600 m
6625 m
1775 m
1750 m
1725 m
1700 m
1675 m
1650 m
1625 m
1600 m
1575 m
1550 m
1525 m
1500 m
1475 m
1450 m
1425 m
1400 m
1375 m
1350 m
Legend:
Resource Class
Inferred
Indicated
Measured
NSR Value (US$/t)
50...75
75...100
100...130
130...200
200...250
250...300
300...350
350...400
400...500
500...10000
>10000
0
25
50
75
100
Metres

Figure 17-2

Great Panther Silver limited

Topia Mine

State of Durango, Mexico

Example Longitudinal Projection Argentina West

March 2011

Source: Great Panther Silver Limited, 2011.

17-20

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MINERAL RESERVES

There have been no estimates of Mineral Reserves for the Topia property.

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18 OTHER RELEVANT DATA AND INFORMATION

Mining has been ongoing at Topia since the early 16th century, and possibly longer. GPR has been operating the Topia mill since December 2005. GPR is conducting underground mining and development on a continuous basis and is providing feed for the mill at an average rate of 130 tpd. Additional sources of mill feed from third party producers in the camp allow the mill to operate at a rate of 175 tpd.

For the narrower veins at Topia, mining is by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill. Drilling is done with jackleg drills and ore is hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances. Ore is hand sorted at the face so that only the higher grade ore is removed from the stope. Man access and ventilation is provided in timber crib manways adjacent to the muck passes. The level interval for the stopes is typically 40 m.

The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

From the muck passes the ore is pulled via manual chutes, loaded into small rail cars, and hand trammed to a dump at the portal. At the surface ore dump, the ore may again be hand sorted to remove waste material. Waste from the hand sorting or from excess development is generally dumped over the bank at these smaller mines. Ore is then picked up by front-end loader and loaded into highway-style 10 t- to 20 t-capacity dump trucks to be hauled to the mill.

In the Argentina mine, there are significant areas with vein widths in excess of one metre. In these wider areas, the mine is planned on the basis of mechanized cut and fill mining with small 2.0 yd3 LHDs for development and 1.0 yd3 and 0.5 yd3 LHDs for mucking in the stopes. Development access is via decline. Ground support consists of rock bolts and mesh as required. Rocks include a combination of cement-grouted rebar and split set which gives initial support from the split set bolt and then longer term support from the cement grouted portion of the bolt.

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Sublevels are 40 m apart in the mechanized cut and fill. Waste is generated from material beside the vein, which is blasted separately from the ore and then left as fill, or from the waste development in the mine.

Lifts in the cut and fill stope are taken with horizontal holes (breasting), as the use of uppers drilling (to increase productivity and production) generated a ragged back in the stope and led to problems with ground support.

Ore is hauled from the stope by LHDs and then loaded into a truck for haulage to the mill.

At the time of the site visit, ore from development and stoping was being produced at the following Property mines: Argentina (Argentina West vein), Hormiguera (Cantarranas and San Jorge veins), Descubridora (Cantarranas vein), San Miguel, Recompensa and El Rincon (Recompensa veins), 1522 (Don Benito and Madre veins), Crucero 9 Norte (Don Benito), Animas (Animas vein), San Gregorio and Durangueno (San Gregorio vein), El Rosario (El Rosario vein), Oliva (Oliva vein), and El Ochenta (Madre). Additional veins with ore grade material exposed or which represent near-term exploration and development targets include La Prieta and Las Higueras.

Milling, as described in Section 16 of this report, is by conventional crushing, grinding, and froth flotation. Tails are impounded behind a dam located 750 m south of the mill.

In RPA' s opinion, the successful mining and milling operations at Topia demonstrate that the mineralized vein material qualifies as Mineral Resources. There is significant potential for discovery of additional Mineral Resources through exploration and development along existing vein systems. In addition, there is potential for discovery of other veins in the district, as there are drill intercepts, with significant grades, that have been obtained, which have not been correlated with known structures.

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19 INTERPRETATION AND CONCLUSIONS

RPA has carried out an estimate of the Mineral Resources for the Topia property. The estimate is summarized in Table 19-1.

TABLE 19-1 TOPIA MINERAL RESOURCES - OCTOBER 31, 2010
Great Panther Silver Limited - Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)

Measured	57,700	825	1.67	7.57	4.97
Indicated	113,000	883	1.50	7.50	4.06

M & I	171,000	864	1.56	7.53	4.37

Inferred	285,000	868	1.5	6.5	3.7
Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is David W. Rennie, P.Eng.
3.	Mineral Resources are estimated at an NSR cut-off of US$130/t.
4.	Mineral Resources are estimated using metal prices of US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn.
5.	A minimum mining width of 0.30 metres was used.
6.	Numbers may not add due to rounding.

RPA concludes that:

  The sampling conducted by GPR is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples. RPA notes, however, that some channel sample widths are unreasonably low and that a practical minimum sampling width should be maintained.

  Diamond drilling, logging, and core handling are being carried out in a reasonable fashion, consistent with industry best practice.

  Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal QA/QC protocols and comparison with an external laboratory.

  Some of the duplicate results indicate that there may be biases for analyses in the lower grade ranges for gold and silver. However, the evidence is somewhat ambiguous as it is not consistent between core and pulp duplicates. Continued monitoring of the laboratory, in accordance with current industry best practice guidelines, should be maintained.

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  The sample database is observed to contain several errors of low severity. Improved validation is required for the data capture process.

  Appropriate safeguards are in place to ensure that the database is reasonably secure.

  The grade estimate for zinc is conservatively biased owing to a lack of assay data in many areas.

  There is potential for discovery of additional Mineral Resources at Topia through exploration and development.

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20 RECOMMENDATIONS

RPA makes the following recommendations:

  GPR should continue mining operations at Topia.

  Exploration should continue in order to continue to add to the resource base.

  Assay QA/QC protocols should be maintained to ensure that the results produced by the Topia laboratory are accurate and unbiased. This should include regular and prompt review of QA/QC results. RPA notes that an independent review of the laboratory has been initiated and considers this to be good practice. RPA recommends that some level of independent monitoring be maintained.

  The data capture for the channel sampling should be standardized and validation protocols should be enhanced to reduce the number of errors in the database.

  A reasonable minimum sample width for the channels should be established and maintained.

RPA notes that GPR plans to continue surface drilling on a number of the vein systems at Topia. A total of 7,210 m in 55 holes are planned for the immediate Topia area, as well as 350 m of drilling in five holes at La Cuñita, which is a prospect located 15 km from Topia. A budget for this drilling is provided in Table 20-1. In RPA’s opinion, this work is warranted, and RPA recommends that it be carried out.

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TABLE 20-1 EXPLORATION BUDGET
Great Panther Silver Limited - Topia Mine

Budget Item			Amount (US$)

Drilling	Topia	7,210 m @ $100/m	721,000
	La Cuñita	350 m @ $100/m	35,000

Geology		$25,000/mo @ 5 months	125,000

Assays		700 @ $15 ea	10,500

Supervision			10,000

Subtotal			901,500
Contingency (15%)			135,225
Total			1,036,725

Say			1,000,000

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21 REFERENCES

Orequest, 2003, Summary Report on the Topia Project, Municipality of Topia, Durango State, Mexico, for Great Panther Resources Limited (November 2003).

Quality Analysis Consultants, 2011, Letter report to Great Panther Silver Limited (February, 2010).

Wardrop Engineering., 2007, Technical Report on the Topia Mine Property, prepared for Great Panther Resources (February 2007).

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources (October 14, 2009).

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22 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Topia Mine, State of Durango, Mexico” and dated March 28, 2011, was prepared and signed by the following author:

(Signed & Sealed) “David W. Rennie”

Dated at Vancouver, BC
March 28, 2011	David W. Rennie, P.Eng.
Principal Geologist

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23 CERTIFICATE OF QUALIFIED PERSON

DAVID W. RENNIE

I, David W. Rennie, P.Eng., as an author of this report entitled “Technical Report on the Topia Mine, State of Durango, Mexico” prepared for Great Panther Silver Limited and dated March 28, 2011, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. of 1130 West Pender Street, Suite 388, Vancouver, British Columbia V6E 4A4 Canada.

2.	I am a graduate of University of British Columbia, Vancouver, BC, Canada, in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3.

I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 13572). I have worked as a Geological Engineer for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:

• Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.
• Pre-Feasibility and Feasibility Study work on several projects.
• Worked as a Geological Engineer at several mines and exploration projects in a number of countries.

4.

I have read the definition of "qualified person" set out in National Instrument 43- 101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Topia Mine on September 23-25, 2010.

6.	I am responsible for overall preparation of all parts of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI 43- 101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43- 101F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 28th day of March, 2011.

(Signed & Sealed) “David W. Rennie”

David W. Rennie, P.Eng.

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24 APPENDIX 1

LIST OF MINERAL TENURES

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TABLE A24-1 LIST OF TOPIA MINERAL TENURES
Great Panther Silver Limited - Topia Mine

Concession name	Title #	Hectares
AMPL. DE LA MARQUESA	181018	31
AMPL. DE LAS ANIMAS	181013	5
AMPL. DE OLIVIA	180784	23
AMPL. DEL CARMEN	180793	16
ANIMAS	181167	8
ARCOIRIS	214597	100
ARGENTINA NORTE	181017	14
AUSTRALIA	180789	50
C.E. SCHAUFFLER PONIENTE	181164	6
CANTARANAS	181020	19
DON EDUARDO	180788	29
DON ENRIQUE	180799	45
DON RAFAEL	180785	94
EL CANGURO	180782	64
EL CARMEN	181166	9
EL CONDOR	125934	64
EL DURANGUENO	180790	50
EL VASCO	181015	37
JULIAN RIVERA	181165	8
LA ARGENTINA	181169	20
LA COLORADO	181014	4
LA CONCHA Y ANEXAS	180781	14
LA DURA Y ANEXAS	180794	24
LA ESPERANZA	177243	183
LA JICARA	181016	52
NUEVA ARGENTINA Y CARRIZO	180792	30
OCCIDENTAL ESTE	180795	10
PROSPERIDAD	181162	22
SALTAN RANAS	180796	14
SAN ANDRES	180791	10
SANTA BIBIANA	181163	5
SANTO NINO	185869	8
SOCAVON VICTORIAS	181019	8
TOPIA UNO	176292	221
UNIF. AMPL. DEL SALTO	184675	3
UNION DEL PUEBLO	181012	6
VALENCIANA Y OLIVA	181168	11
ZONA BUENA	180797	3
Topia II	222533	4826.27
TOPIA II - F1	222534	0.66

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 24-2

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Concession name	Title #	Hectares
TOPIA II - F2	222535	2
TOPIA II - F3	222536	0.09
TOPIA II - F4	222537	6.52
TOPIA II - F5	222538	0.01
TOPIA II - F6	222539	0.04
TOPIA II - F7	222540	3.78
TOPIA II - F8	222541	2.41
TOPIA II - F9	222542	0.27
TOPIA II - F10	222543	0.17
TOPIA II - F11	222544	0.97
TOPIA II - F12	222545	0.47
TOPIA II - F13	222546	0.46
LA PRIETA	154137	94.09
Total		6,258

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 24-3

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25 APPENDIX 2

SAMPLE STATISTICS

Tables of statistics for the sample data.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 25-1

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TABLE A25-1 CHIP SAMPLE STATISTICS - SILVER
Great Panther Silver Limited - Topia Mine

Ag
Zone	Number	Mean	Median	SD	CV	Max	Min
Arg Cen	193	835.50	437.00	1,653.47	1.98	20,240.00	40.00
Arg East	762	658.68	328.50	918.99	1.40	9,338.00	0.00
Arg FW	74	2,089.58	1,605.50	1,862.26	0.89	7,677.00	5.00
Arg SC	368	774.21	233.99	1,407.98	1.82	11,434.00	5.00
Arg West	580	1,385.88	568.01	2,560.15	1.85	29,746.00	0.00
San Miguel	324	1,639.63	1,078.00	1,599.89	0.95	8,747.00	11.42
LD North	611	495.32	343.00	586.20	1.18	4,382.00	0.05
LD South	216	600.52	430.50	623.24	1.04	5,182.00	0.00
LD West	194	239.96	118.50	267.00	1.11	1,236.00	0.05
La Prieta	8	483.38	190.00	600.92	1.24	1,997.00	58.00
Recompensa	452	283.54	158.50	378.57	1.34	2,893.00	0.00
Rosario	263	859.79	604.00	838.81	0.98	5,055.00	0.00
San Gregorio	281	1,436.30	1,190.00	1,110.62	0.77	5,541.00	5.40
San Jorge	152	1,223.31	869.00	1,324.61	1.08	8,906.00	0.00

TABLE A25-2 CHIP SAMPLE STATISTICS - GOLD
Great Panther Silver Limited - Topia Mine

Au
Zone	Number	Mean	Median	SD	CV	Max	Min
Arg Cen	193	0.50	0.25	0.88	1.76	10.00	0.00
Arg East	762	0.65	0.33	0.93	1.42	15.00	0.00
Arg FW	74	0.78	0.48	0.98	1.26	5.84	0.00
Arg SC	368	0.55	0.25	1.05	1.90	11.00	0.00
Arg West	580	5.63	0.25	124.57	22.11	3,003.00	0.00
San Miguel	323	0.81	0.56	0.87	1.08	7.38	0.00
LD North	611	2.56	1.57	8.94	3.50	214.00	0.00
LD South	216	2.59	1.92	2.15	0.83	13.31	0.00
LD West	194	4.55	3.96	4.09	0.90	36.28	0.00
La Prieta	8	5.78	4.69	5.42	0.94	17.39	0.15
Recompensa	452	14.59	12.29	14.81	1.02	232.00	0.00
Rosario	263	0.21	0.11	0.35	1.69	3.42	0.00
San Gregorio	281	0.38	0.26	0.46	1.22	3.40	0.00
San Jorge	152	0.75	0.35	0.66	0.88	3.88	0.00

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 25-2

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TABLE A25-3 CHIP SAMPLE STATISTICS - LEAD
Great Panther Silver Limited - Topia Mine

Pb
Zone	Number	Mean	Median	SD	CV	Max	Min
Arg Cen	193	5.38	1.86	7.83	1.46	44.68	0.00
Arg East	762	7.96	4.40	9.21	1.16	46.50	0.00
Arg FW	73	15.88	11.34	13.26	0.83	53.42	0.00
Arg SC	368	5.13	1.70	7.55	1.47	43.00	0.00
Arg West	579	8.13	3.06	11.00	1.35	69.44	0.00
San Miguel	323	2.70	2.17	2.19	0.81	12.40	0.00
LD North	611	8.29	4.86	9.75	1.18	65.16	0.00
LD South	216	9.55	6.30	9.99	1.05	57.12	0.00
LD West	194	3.47	1.05	4.81	1.38	30.24	0.00
La Prieta	8	2.13	1.07	3.00	1.41	9.90	0.30
Recompensa	452	5.39	3.34	6.95	1.25	80.60	0.00
Rosario	263	4.53	2.86	4.68	1.03	30.58	0.00
San Gregorio	281	6.72	4.70	6.33	0.94	39.48	0.00
San Jorge	152	3.08	2.31	3.08	1.00	16.94	0.00

TABLE A25-4 CHIP SAMPLE STATISTICS - ZINC
Great Panther Silver Limited - Topia Mine

Zn
Zone	Number	Mean	Median	SD	CV	Max	Min
Arg Cen	193	1.27	0.00	3.52	2.77	38.58	0.00
Arg East	762	0.05	0.00	0.48	9.68	7.15	0.00
Arg FW	73	3.09	0.92	4.51	1.46	18.19	0.00
Arg SC	368	0.00	0.00	0.00	0.00	0.00	0.00
Arg West	579	1.79	0.18	3.10	1.74	26.00	0.00
San Miguel	323	5.03	4.02	4.20	0.83	18.62	0.00
LD North	610	8.34	5.66	8.70	1.04	42.88	0.00
LD South	216	9.55	6.88	9.59	0.96	39.42	0.00
LD West	194	4.81	1.54	6.39	1.33	34.08	0.00
La Prieta	8	3.36	1.66	4.20	1.25	13.30	0.00
Recompensa	452	6.46	4.06	7.02	1.09	36.32	0.00
Rosario	263	5.40	3.47	5.52	1.02	38.56	0.00
San Gregorio	281	11.82	11.70	8.24	0.70	36.56	0.04
San Jorge	152	6.93	5.51	5.96	0.86	26.64	0.00

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 25-3

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26 APPENDIX 3

MINERAL RESOURCE TABLES BY ZONE

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 26-1

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TABLE A26-1 MEASURED MINERAL RESOURCES
Great Panther Silver Limited - Topia Mine

Zone	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Argentina Central (ARC)	2,190	1,076	0.73	9.28	1.49
Argentina East (ARE)	9,711	713	0.73	8.54	0.00
Argentina FW (ARFW)	3,514	1,606	0.54	14.68	3.70
Argentina Santa Cruz (ARSC)	3,281	994	0.70	6.75	0.00
Argentina West (ARW)	5,940	1,173	0.43	8.12	2.88
Hormiguera (HM)	3,405	997	0.47	1.77	3.36
La Dura North (LDN)	8,878	491	2.28	10.32	11.59
La Dura South (LDS)	1,982	609	2.29	14.82	1.48
La Dura West (LDW)	1,725	366	5.56	4.24	8.35
Recompensa (REC)	4,027	163	10.31	3.64	5.27
El Rosario (ROS)	7,393	867	0.21	4.72	5.69
San Gregorio (SG)	5,072	1,057	0.34	5.34	11.09
San Jorge (SJ)	611	730	0.40	1.70	4.29

Total Measured	57,700	825	1.67	7.57	4.97
Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is David W. Rennie, P.Eng.
3.	Mineral Resources are estimated at a cut-off of US$130/t.
4.	Mineral Resources are estimated using metal prices of US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn.
5.	A minimum mining width of 0.30 metres was used.
6.	Numbers may not add due to rounding.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 26-2

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TABLE A26-2 INDICATED MINERAL RESOURCES
Great Panther Silver Limited - Topia Mine

Zone	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Argentina Central (ARC)	7,799	929	0.76	9.95	0.71
Argentina East (ARE)	18,951	708	0.70	8.03	0.00
Argentina FW (ARFW)	10,616	1,234	0.44	11.83	3.29
Argentina Santa Cruz (ARSC)	10,538	1,048	0.76	8.00	0.00
Argentina West (ARW)	12,370	1,253	0.50	9.11	2.50
Hormiguera (HM)	9,022	1,034	0.44	2.02	2.95
La Dura North (LDN)	8,673	457	2.19	9.37	12.37
La Dura South (LDS)	5,541	630	2.16	11.27	1.61
La Dura West (LDW)	2,592	344	5.29	4.17	7.61
Recompensa (REC)	7,194	217	10.69	3.96	5.52
El Rosario (ROS)	8,220	832	0.18	4.18	5.56
San Gregorio (SG)	10,721	1,206	0.38	5.61	12.57
San Jorge (SJ)	1,064	732	0.46	1.75	5.11

Total Indicated	113,000	883	1.50	7.50	4.06

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is David W. Rennie, P.Eng.
3.	Mineral Resources are estimated at a cut-off of US$130/t.
4.	Mineral Resources are estimated using metal prices of US$1200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn.
5.	A minimum mining width of 0.30 metres was used.
6.	Numbers may not add due to rounding.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 26-3

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TABLE A26-3 INFERRED MINERAL RESOURCES
Great Panther Silver Limited - Topia Mine

Zone	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Argentina Central (ARC)	22,221	961	0.8	9.8	0.9
Argentina East (ARE)	52,726	710	0.7	8.2	0.0
Argentina FW (ARFW)	18,552	1,326	0.5	12.5	3.4
Argentina Santa Cruz (ARSC)	17,127	1,035	0.7	7.7	0.0
Argentina West (ARW)	29,788	1,227	0.5	8.8	2.6
Hormiguera (HM)	30,042	1,024	0.5	2.0	3.1
La Dura North (LDN)	6,825	474	2.2	9.9	12.0
La Dura South (LDS)	2,021	624	2.2	12.2	1.6
La Dura West (LDW)	0	0	0.0	0.0	0.0
Recompensa (REC)	24,769	197	10.6	3.8	5.4
El Rosario (ROS)	32,074	849	0.2	4.4	5.6
San Gregorio (SG)	25,992	1,158	0.4	5.5	12.1
San Jorge (SJ)	10,615	731	0.4	1.7	4.8
La Prieta (LP)	12,289	375	1.4	3.1	3.5

Total Inferred	285,000	868	1.5	6.5	3.7
Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is David W. Rennie, P.Eng.
3.	Mineral Resources are estimated at a cut-off of US$130/t.
4.	Mineral Resources are estimated using metal prices of US$1200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn.
5.	A minimum mining width of 0.30 metres was used.
6.	Numbers may not add due to rounding.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 26-4

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27 APPENDIX 4

MODELED VARIOGRAM RESULTS

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 27-1

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FIGURE A27-1 CORRELOGRAM FOR AG X L – HORIZ. DIR.

FIGURE A27-2 CORRELOGRAM FOR AG X L – VERT. DIR.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 27-2

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FIGURE A27-3 CORRELOGRAM FOR AU X L – HORIZ. DIR.

FIGURE A27-4 CORRELOGRAM FOR AU X L – VERT. DIR.

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Technical Report NI 43-101 – March 28, 2011	Page 27-3

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FIGURE A27-5 CORRELOGRAM FOR PB X L – HORIZ. DIR.

FIGURE A27-6 CORRELOGRAM FOR PB X L – VERT. DIR.

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Technical Report NI 43-101 – March 28, 2011	Page 27-4

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FIGURE A27-7 CORRELOGRAM FOR ZN X L – HORIZ. DIR.

FIGURE A27-8 CORRELOGRAM FOR ZN X L – VERT. DIR.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 27-5

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FIGURE A27-9 CORRELOGRAM FOR TRUE WIDTH – HORIZ. DIR.

FIGURE A27-10 CORRELOGRAM FOR TRUE WIDTH – VERT. DIR.

Great Panther Silver Limited – Topia Mine
Technical Report NI 43-101 – March 28, 2011	Page 27-6